CUSIP NO. 73990510                                                  Page 1 of 24

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                   (Amendment to Schedule 13G on Schedule 13D)

                            Preferred Networks, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    73990510
                                    --------
                                 (CUSIP Number)

                               Robert M. Van Degna
                              Fleet Equity Partners
                                50 Kennedy Plaza
                              Providence, RI 02903
                                 (401) 278-6770
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1997
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-a(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)

CUSIP NO. 73990510                                                  Page 2 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Venture Resources, Inc.
                  TIN #:  05-0315508

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX     IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Rhode Island

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  3,321,150

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  3,321,150

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,321,150

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.69%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                  Page 3 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Equity Partners VI, L.P.
                  TIN #:  05-0481063

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  1,423,349

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  1,423,349

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,423,349

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.26%

14.      TYPE OF REPORTING PERSON*
                  PN

CUSIP NO. 73990510                                                  Page 4 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Growth Resources II, Inc.
                  TIN #:  05-0481064

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  1,423,349

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  1,423,349

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,423,349

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.26%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                  Page 5 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Growth Resources, Inc.
                  TIN #:  05-0401134

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Rhode Island

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  1,423,349

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  1,423,349

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,423,349

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.26%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                  Page 6 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Silverado IV Corp.
                  TIN #:  05-0481110

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  1,423,349

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  1,423,349

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,423,349

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.26%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                  Page 7 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Private Equity Co., Inc.
                  TIN #:  05-0471718

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  4,744,499

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  4,744,499

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,744,499

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.82%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                  Page 8 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Chisholm Partners II, L.P.
                  TIN #:  05-0474058

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  208,001

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  208,001

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  208,001

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.29%

14.      TYPE OF REPORTING PERSON*
                  PN

CUSIP NO. 73990510                                                  Page 9 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Silverado II, L.P.
                  TIN #:  05-0474036

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  208,001

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  208,001

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  208,001

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.29%

14.      TYPE OF REPORTING PERSON*
                  PN

CUSIP NO. 73990510                                                 Page 10 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Silverado II Corp.
                  TIN #:  05-0474043

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  208,001

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  208,001

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  208,001

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.29%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                 Page 11 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fleet Financial Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Rhode Island

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  4,744,499

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  4,744,499

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,744,499

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.82%

14.      TYPE OF REPORTING PERSON*
                  CO

CUSIP NO. 73990510                                                 Page 12 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Van Degna

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

7.       SOLE VOTING POWER
                  6,000

8.       SHARED VOTING POWER
                  4,952,500

9.       SOLE DISPOSITIVE POWER
                  6,000

10.      SHARED DISPOSITIVE POWER
                  4,952,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,958,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.80%

14.      TYPE OF REPORTING PERSON*
                  IN

CUSIP NO. 73990510                                                 Page 13 of 24

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Habib Y. Gorgi

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  Not Applicable

5.       CHECK BOX      IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

7.       SOLE VOTING POWER
                  None

8.       SHARED VOTING POWER
                  4,952,500

9.       SOLE DISPOSITIVE POWER
                  None

10.      SHARED DISPOSITIVE POWER
                  4,952,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,952,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.77%

14.      TYPE OF REPORTING PERSON*
                  IN

CUSIP NO. 73990510                                                 Page 14 of 24

                                  Schedule 13D

Item  1.    Security and Issuer.

            This Statement relates to the Common Stock, par value $.0001 per share (the "Shares") of Preferred Networks, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.

Item 2.     Identity and Background.

            (a) This Statement is filed by the following (collectively, the "Reporting Persons"):

            (i) by virtue of their direct beneficial ownership of Shares by each of Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"), Fleet Venture Resources, Inc., a Rhode Island corporation ("FVR"), and Chisholm Partners II, L.P., a Delaware limited partnership ("CP"),

            (ii) by virtue of being the sole general partners of FEP VI, by Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII"), and Silverado IV Corp., a Delaware corporation ("SCIV"),

            (iii) by virtue of the ownership of all of the outstanding common stock of FGRII, by Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"),

            (iv) by virtue of the ownership of all of the outstanding common stock of FGR and all of the outstanding common stock of FVR, by Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC"),

            (v) by virtue of the ownership of all of the outstanding common stock of FPEC, by Fleet Financial Group, Inc., a Rhode Island corporation ("FFGI"),

            (vi) by virtue of being the sole general partner of CP, by Silverado II, L.P., a Delaware limited partnership ("SLP"),

            (vii) by virtue of being the sole general partner of SLP, by Silverado II Corp., a Delaware corporation ("SCII"), and

            (viii) by virtue of their ownership of a majority of the outstanding common stock of SCII and SCIV, and by virtue of their officer and director positions and roles with FVR, FGR, FGRII, FPEC, SCII and SCIV, by Robert
      M. Van Degna and Habib Y. Gorgi (Mr. Van Degna is also the direct beneficial owner of 6,000 Shares and an additional 9,000 Shares which have not yet vested).

            By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

CUSIP NO. 73990510                                                 Page 15 of 24

            FEP VI, FVR, CP, FGRII, SCIV, FGR, FPEC, FFGI, SLP, SCII and Messrs. Van Degna and Gorgi are herein collectively referred to as the "Fleet Group".

            Certain information concerning the executive officers and directors of FGRII, FGR, FVR, FPEC, FFGI, SCII and SCIV (collectively, the "Directors and Officers") is set forth on Schedule A attached hereto, which is incorporated herein by this reference.

            (b) The business address of each of FEP VI, FGRII, FGR, FVR, FPEC, CP, SLP, SCII, SCIV and Messrs. Van Degna and Gorgi is 50 Kennedy Plaza, Providence, Rhode Island 02903. The principal business address of FFGI is 1 Federal Street, Boston, Massachusetts 02110.

            (c) The principal business of each of FEP VI, FGRII, FGR, FVR, FPEC, CP, SLP, SCII and SCIV is making and managing private equity investments, and, in the case of FGRII and SCIV, acting as the general partners of FEP VI, in the case of SLP, acting as the general partner of CP, in the case of SCII, acting as the general partner of SLP. FFGI is principally engaged in the business of providing diversified financial services, including services relating to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals. Mr. Van Degna is Chairman and CEO of each of FPEC, FVR, FGR and FGRII, and Chairman, CEO and Treasurer of SCII and SCIV. Mr. Gorgi is President of FPEC, FVR, FGR, and FGRII, and President and Secretary of SCII and SCIV.

            (d) None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Directors and Officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) FEP VI, CP and SLP are Delaware limited partnerships. FGRII, SCII, and SCIV are Delaware corporations. FGR, FVR, FPEC and FFGI are Rhode Island corporations. Each of Messrs. Van Degna and Gorgi, the Directors and Officers, and the individual partners of FEP VI, CP, and SLP (the "Partners") is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            The total amount of funds required by FEP VI to acquire the Shares reported in Item 5(a) was $849,070, and the total amount of funds required by FEP VI to make the Investment described in Item 4 was $1,503,000. Such funds were drawn in part from the application of the payment proceeds of FEP VI's bridge loan to the Company in the amount of $1,002,000. The bridge loan, which bore interest at an annual rate of 10%, was made in April 1997 and was due upon the closing of the Investment. The source of funds for such bridge loan and additional funds required to make the Investment was FEP VI's capital available for investment.

            The total amount of funds required by FVR to acquire the Shares reported in Item 5(a) was $1,981,174, and the total amount of funds required by FVR to make the Investment described in

CUSIP NO. 73990510                                                 Page 16 of 24

Item 4 was $3,507,000. Such funds were drawn in part from the application of the payment proceeds of FVR's bridge loan to the Company in the amount of $2,338,000. The bridge loan, which bore interest at an annual rate of 10%, was made in April 1997 and was due upon the closing of the Investment. The source of funds for such bridge loan and additional funds required to make the Investment was FVR's capital available for investment.

            The total amount of funds required by CP to acquire the Shares reported in Item 5(a) was $435,423, and the total amount of funds required by CP to make the Investment described in Item 4 was $90,000. Such funds were drawn in part from the application of the payment proceeds of CP's bridge loan to the Company in the amount of $60,000. The bridge loan, which bore interest at an annual rate of 10%, was made in April 1997 and was due upon the closing of the Investment. The source of funds for such bridge loan and additional funds required to make the Investment was CP's capital available for investment.

Item 4.     Purpose of Transaction.

            The purchases described herein were made pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, between the Issuer on the one hand and FEP VI, FVR, CP, Centennial Fund IV, L.P., PNC Capital Corp., Saugatuck Capital Company Limited Partnership III, and Primus Capital Fund III Limited Partnership (collectively, the "Stockholders") on the other hand. For purposes of Section 13D of the Securities Exchange Act of 1934, the Stockholders are also deemed to be a group and have filed a separate Form 13D to report such group's holdings.

            On June 17, 1997 FEP VI, FVR, and CP acquired, for an aggregate purchase price of $5,100,000, (i) an aggregate of 3,400,000 shares of the Company's Class A Redeemable Preferred Stock (the "Preferred Stock"), and (ii) warrants to purchase an aggregate of 3,910,000 Shares (the "Warrants"). The Preferred Stock and Warrants were acquired in the proportions set forth below:

Stockholder       Purchase Price         Preferred Stock            Warrants

FVR                 $3,507,000              2,338,000              2,688,700
FEP VI              $1,503,000              1,002,000              1,152,300
CP                  $   90,000                 60,000                 69,000
Total               $5,100,000              3,400,000              3,910,000

            Each of the Fleet Group acquired the Preferred Stock and Warrants for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Fleet Group may from time to time purchase Shares, dispose of all or a portion of the Shares it holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

CUSIP NO. 73990510                                                 Page 17 of 24

Item 5.     Interest in Securities of the Issuer.

            (a) FEP VI is the direct beneficial owner of 271,049 Shares and 1,152,300 Warrants, or approximately 8.26% of the outstanding Shares plus such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FEP VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            FVR is the direct beneficial owner of 632,450 Shares and 2,688,700 Warrants, or approximately 17.69% of the outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            CP is the direct beneficial owner of 139,001 Shares and 69,000 Warrants, or approximately 1.29% of the outstanding Shares plus such Warrants. By virtue of the relationship previously reported under Item 2 of this Statement, SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares and Warrants directly beneficially owned by CP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            Except as specifically set forth in this Item 5(a), each of the Reporting Persons disclaims beneficial ownership of Shares and Warrants held by the other Reporting Persons.

            (b) FEP VI has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by FEP
VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            FVR has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            CP has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in Item 2 of this Statement, each of SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by CP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the Shares and Warrants not held directly by them.

            (c) Except as otherwise described herein, none of the Reporting Persons or any of the Directors and Officers or Partners have effected any transactions in the Shares during the past 60 days.

CUSIP NO. 73990510                                                 Page 18 of 24

            (d) Each of the Fleet Group has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held directly by it.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than set forth above, neither any of the Reporting Persons nor any of the Directors and Officers nor any Partners has any contact, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

      Item 7. Material to be Filed as Exhibits

             None.

CUSIP NO. 73990510                                                 Page 19 of 24

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 24, 1997                      FLEET VENTURE RESOURCES, INC.


                                            /s/ Cynthia L. Balasco
                                            -------------------------------
                                            By  Cynthia L. Balasco
                                            Vice President

CUSIP NO. 73990510                                                 Page 20 of 24

                                   SCHEDULE A

      Set forth below are the names and present principal occupations of each of the executive officers and directors of FPEC, FVR, FGR, FGRII, SCII, SCIV, and FFGI. Except as otherwise set forth below, the principal business address of each such person is 50 Kennedy Plaza, Providence, Rhode Island 02903.

I.    Directors and Executive Officers of FPEC, FVR, FGR, FGRII.

(A)  Directors                              Principal Occupation
Robert M. Van Degna                         Chairman and CEO, FPEC
Habib Y. Gorgi                              President, FPEC
H. Jay Sarles                               Vice Chairman, FFGI
Brian T. Moynihan                           Vice President, FFGI
Douglas L. Jacobs                           Vice President, FFGI

(B)  Executive Officers                     Principal Occupation
Robert M. Van Degna                         Chairman and CEO, FPEC
Habib Y. Gorgi                              President, FPEC
Michael A. Gorman                           Senior Vice President, FPEC
Thadeus J. Mocarski                         Senior Vice President, FPEC
Riordon B. Smith                            Senior Vice President, FPEC
Cynthia L. Balasco                          Vice President, Assistant Secretary,
                                            Controller and CFO, FPEC

II.   Directors and Executive Officers of SCII and SCIV.

(A)  Directors                              Principal Occupation
Robert M. Van Degna                         Chairman and CEO, FPEC
Habib Y. Gorgi                              President, FPEC

(B)  Executive Officers                     Principal Occupation
Robert M. Van Degna                         Chairman and CEO, FPEC
Habib Y. Gorgi                              President, FPEC
Michael A. Gorman                           Senior Vice President, FPEC
Thadeus J. Mocarski                         Senior Vice President, FPEC
Riordon B. Smith                            Senior Vice President, FPEC
Cynthia L. Balasco                          Vice President, Assistant Secretary,
                                            Controller and CFO, FPEC

CUSIP NO. 73990510                                                 Page 21 of 24

III.  Directors and Officers of FFGI.

(A)  Directors                    Principal Occupation/Address

Joel B. Alvord                    Retired Chairman, Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

William Barnet, III               President and CEO, William Barnet & Son, Inc.
                                  P.O. Box 131
                                  1300 Hayne Street
                                  Arcadia, SC  20320

Bradford R. Boss                  Chairman, A.T. Cross Company
                                  One Albion Road
                                  Lincoln, RI   02865

Stillman B. Brown                 President, Harcott Corporation
                                  196 Trumball Street, 4th Floor
                                  Hartford, CT   06103

Paul J. Choquette, Jr.            President, Gilbane Building Company
                                  Seven Jackson Walkway
                                  Providence, RI   02940

John T. Collins                   Chairman and CEO, The Collins Group, Inc.
                                  Two International Place, Floor 27
                                  Boston, MA   02110

Bernard M. Fox                    Chairman, President and CEO, Northeast
                                  Utilities
                                  P.O. Box 270
                                  Hartford, CT   06141

James F. Hardymon                 Chairman and CEO, Textron, Inc.
                                  40 Westminster Street
                                  Providence, RI   02903

Robert M. Kavner                  Managing Director, Kavner & Associates
                                  9830 Wilshire Boulevard
                                  Beverly Hills, CA   90212

Raymond C. Kennedy                Chairman, Kendell Holdings, Inc.
                                  745 Warren Street
                                  Hudson, NY   12534

Robert J. Matura                  Chairman and CEO, Robert J. Matura Associates
                                  84 Lynam Road
                                  Stamford, CT   06903

Arthur Milot                      Private Investor
                                  P.O. Box 456
                                  Jamestown, RI   02835

Terrance Murray                   Chairman, President and CEO, Fleet Financial
                                  Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

CUSIP NO. 73990510                                                 Page 22 of 24

(A)  Directors                    Principal Occupation/Address

Thomas D. O'Connor, Sr.           Chairman and CEO, Mohawk Paper Mills, Inc.
                                  465 Saratoga Street
                                  P.O. Box 497
                                  Cohoes, NY   12047

Michael B. Picotte                Managing General Partner and CEO, The Picotte
                                  Companies
                                  20 Corporate Woods Boulevard, Suite 600
                                  Albany, NY   12211

Lois D. Rice                      Guest Scholar, Program in Economic Studies
                                  Brookings Institution
                                  2332 Massachusetts Avenue, N.W.
                                  Washington, D.C.   20008

John R. Riedman                   Chairman, Riedman Corp.
                                  Riedman Tower
                                  45 East Avenue
                                  Rochester, NY   14604

John S. Scott                     Retired Chairman, Richardson-Vicks, Inc.
                                  1191 Smith Ridge Road
                                  New Canaan, CT   06840

Samuel O. Thier                   CEO, Partners Healthcare System, Inc.
                                  Prudential Tower - 11th Floor
                                  800 Boylston Street
                                  Boston, MA   02199

Paul R. Tregurtha                 Chairman and CEO, Mormac Marine Group, Inc.
                                  Three Landmark Square
                                  Stamford, CT   06901


(B)  Executive Officers           Principal Occupation/Address

Robert J. Higgins                 President and COO
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

Douglas L. Jacobs                 Treasurer
                                  Fleet Financial Group, Inc.
                                  75 State Street
                                  Boston, MA

Robert C. Lamb, Jr.               Controller and Chief Accounting Officer
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

CUSIP NO. 73990510                                                 Page 23 of 24

(B)  Executive Officers           Principal Occupation/Address

Eugene M. McQuade                 Vice Chairman, CFO
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

William C. Mutterperl             Senior Vice President, Secretary and General
                                  Counsel
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

Gunnar S. Overstrom, Jr.          Vice Chairman
                                  Fleet Financial Group, Inc.
                                  777 Main Street
                                  Hartford, CT   06115

H. Jay Sarles                     Vice Chairman, Chief Administrative Officer
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

Michael R. Zucchini               Vice Chairman
                                  Fleet Financial Group, Inc.
                                  1 Federal Street
                                  Boston, MA   02110

CUSIP NO. 73990510                                                 Page 24 of 24

                              CONFIRMING STATEMENT

      This Statement confirms that the undersigned, Robert M. Van Degna, has authorized and designated Cynthia L. Balasco to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) and all Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's direct and indirect ownership of or transactions in securities of Preferred Networks, Inc. The authority of Cynthia
L. Balasco under this Statement shall continue until July 7, 1997, unless earlier revoked in writing. The undersigned acknowledges that Cynthia L. Balasco is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.


      Dated: June 11, 1997             Signed: /s/ Robert M. Van Degna
                                              ---------------------------------
                                               Robert M. Van Degna